August 1, 2018
VIA EDGAR

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     Government Properties Income Trust (the “Company”)
Form 10-K for the year ended December 31, 2017
Filed on February 27, 2018 (the “Filing”)
File No. 001-34364
Dear Mr. Telewicz:
The Company is writing in response to your letter dated July 23, 2018. For your convenience, your original comment appears below in bold text and is followed by the Company’s response.
Form 10-K for the year ended December 31, 2017
Financial Statements

Note 5. Real Estate Properties

FPO Transaction, page F-12

1.
Please explain to us how you arrived at the conclusion that your acquisition of First Potomac Realty Trust should be accounted for as an asset acquisition. Your response should include, but not be limited to, the following:

•	A discussion of the similarities and differences in risk profiles of single tenant, multi-tenant and business parks acquired;

•	A discussion of the similarities and differences in risk profiles of properties acquired based on different geographic location;

•	A discussion of the assembled workforce acquired from First Potomac Realty (if any) and how the acquisition of that workforce factored into your analysis.
On January 1, 2017, the Company adopted Accounting Standards Update No. 2017-01, or ASU 2017-01, Clarifying the Definition of a Business, which is disclosed within Note 4 on page F-11 of the Filing.

Mr. Robert F. Telewicz, Jr.
August 1, 2018

Accounting Standards Codification, or ASC, 805-10-55-4 and ASC 805-10-55-5 state that there are three elements of a business (an input, a process and outputs), with the two essential elements being inputs and the processes applied to those inputs. However, ASU 2017-01 provides for a practical screen when evaluating whether the Company acquired a business. The practical screen requires an evaluation of whether “substantially all” of the fair value of gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, and if that threshold is met, First Potomac Realty Trust would be accounted for as an asset acquisition. In determining whether assets acquired are similar when applying the practical screen, an entity would need to consider the nature of each asset and the risk associated with managing those assets. The Company considered the similarities and differences in risk profiles of the acquired properties, but did not rely on the practical screen when concluding that First Potomac Realty Trust should be accounted for as an asset acquisition.
Rather, the conclusion that the acquisition of First Potomac Realty Trust should be accounted for as an asset acquisition focused on analyzing whether the Company acquired an input, a process and outputs. Specifically, the analysis considered whether there were any substantive processes acquired that significantly contribute to the ability to continue producing outputs. When evaluating ASC 805-10-55-5E and ASC 805-10-55-5F as to whether the Company acquired a substantive process, the Company considered that immediately preceding the acquisition, the employees of First Potomac Realty Trust were terminated, as the Company is an externally managed real estate investment trust that has no employees. As such, the Company did not obtain an assembled workforce through employees or through a contract from the acquisition of First Potomac Realty Trust. As the Company did not acquire a substantive process that would contribute to the ability to continue producing outputs, the Company concluded that the acquisition of First Potomac Realty Trust should be accounted for as an asset acquisition.
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Please call me at (617) 796-8327 if you have any questions or require additional information.
Sincerely,
GOVERNMENT PROPERTIES INCOME TRUST
By: /s/ Mark L. Kleifges
Mark L. Kleifges
Chief Financial Officer and Treasurer